January 23, 2007



By Facsimile and EDGAR Filing

Mr. William Choi
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

	RE: Comment Letter of January 9, 2007 - Willamette Valley Vineyards,
Inc.

Dear Mr. Choi:

We have reviewed the Comment Letter of January 9, 2007 and provide our responses below, which are keyed to correspond to your numbered comments. Based on your comments, future filings will be revised to address the Comment Letter and responses provided herein.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Description of Business

Vineyard

1. We note your response to our prior comment one. Please confirm that you will disclose the significant terms of this purchase agreement in future filings.

We will clarify our future filings accordingly.


Notes to Financial Statements

1. Summary of Operations, Basis of Presentation and Significant Accounting Policies

Cost of Goods Sold

2. We note your response to our prior comment two. Please disclose the methodology you use to allocate fixed costs to inventory in future filings.

We will clarify our future filings accordingly.


We understand that you may have additional comments after reviewing our responses. Please feel free to contact the undersigned with any questions.

Very truly yours,




Sean M. Cary
Chief Financial Officer